Exhibit 12.1

TRICO MARINE SERVICES, INC.

(DEBTORS-IN-POSSESSION)

Computation of Ratios of Earnings to Fixed Charges

(Dollars in thousands, except ratios)

	2000(1)	2001(2)	2002(3)	2003(4)	2004(5)
Net loss	$(12,722)	$(6,923)	$(67,978)	$(164,398)	$(95,952)
Amortization of capitalized interest	216	215	242	262	202
Income tax expense (benefit)	(4,946)	(3,317)	14,550	(2,888)	(3,068)

Loss from operations before income taxes	$(17,452)	$(10,025)	$(53,186)	$(167,024)	$(98,818)

Fixed Charges
Interest on long-term debt expensed	$29,883	$26,232	$28,432	$30,159	$33,405
Interest on long-term debt capitalized	—	156	737	236	—
Amortization of deferred financing costs	1,388	1,366	1,127	977	7,813
Estimated portion of rental expense attributable to interest	65	69	125	450	526

Total Fixed Charges	$31,336	$27,823	$30,421	$31,822	$41,744

Earnings (loss) from continuing operations before income taxes and fixed charges, except capitalized interest	$13,884	$17,642	$(23,502)	$(135,438)	$(57,074)

Ratio of earnings to fixed charges	—	—	—	—	—

(1)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $17.5 million
(2)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $10.2 million
(3)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $53.9 million
(4)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $167.3 million
(5)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $78.7 million